UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the six months ended June 30, 2024

Commission File No. 001-41010

MAINZ BIOMED N.V.

(Translation of registrant’s name into English)

Robert Koch Strasse 50
55129 Mainz
Germany

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F

Form 20-F ☒     Form 40-F ☐

Other Events

On October 18, 2024, Mainz Biomed N.V. made available its Management’s Discussion and Analysis of Financial Condition and Results of Operations for the six months ended June 30, 2024. A copy of the report is attached hereto as Exhibit 99.1.

On October 18, 2024, Mainz Biomed N.V. made available its unaudited Financial Statements for the six months ended June 30, 2024. A copy of the report is attached hereto as Exhibit 99.2.

On or around October 23, 2024, Mainz Biomed N.V. will begin mailing to certain shareholders of record as of the close of business on October 16, 2024, a power of attorney and voting proxy card pursuant to Dutch law, relating to its extraordinary general meeting of shareholders to be held on November 13, 2024. Copies of certain of these documents are attached as Exhibits 99.3, 99.4, and 99.5 hereto.

This current report on Form 6-K and exhibits 99.1, 99.2, 99.3, 99.4, and 99.5 hereto are hereby incorporated by reference into the Company’s Registration Statement on Form F-3 (File No. 333-269091).

Exhibit No.	Exhibit
99.1	Management’s Discussion and Analysis of Financial Condition and Results of Operations of Mainz Biomed N.V. for the six months ended June 30, 2024
99.2	Unaudited Financial Statements of Mainz Biomed N.V. as of and for the six months ended June 30, 2024
99.3	Notice of Annual General Meeting
99.4	Agenda of the Annual General Meeting
99.5	Voting Proxy Card, and Power of Attorney
101.INS	Inline XBRL Instance Document.
101.SCH	Inline XBRL Taxonomy Extension Schema Document.
101.CAL	Inline XBRL Taxonomy Extension Calculation Linkbase Document.
101.DEF	Inline XBRL Taxonomy Extension Definition Linkbase Document.
101.LAB	Inline XBRL Taxonomy Extension Label Linkbase Document.
101.PRE	Inline XBRL Taxonomy Extension Presentation Linkbase Document.
104	Cover Page Interactive Data File (formatted as Inline XBRL and contained in Exhibit 101).

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Date: October 18, 2024	By:	/s/ William J. Caragol
	Name:	William J. Caragol
	Title	Chief Financial Officer

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